September 15, 2011

Via FedEx

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attn:  Mr. James Murphy

Re:	Comstock Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 22, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2011
File No. 1-03262

Ladies and Gentlemen:

As discussed in our separate transmittal to you dated September 15, 2011 (the “Response”) with respect to the Staff's comment letter dated August 31, 2011 (the "Comment Letter"), Comstock Resources, Inc. has elected to provide the requested information in response to comment 13 in this supplementary transmittal.

Enclosed with this letter is an electronic disc containing the following:

1.	A complete copy of the Reserve Report issued by Lee Keeling for our reserves as of December 31, 2010 in pdf format, and

2.
Four files, each in pdf format, which include the reserves cash flow statements by well, broken down by each of our major proved reserve classifications (proved developed producing, proved developed non-producing, proved developed behind-pipe, and proved undeveloped reserves.

We are providing this information in pdf format at your request.

We respectfully request that you return this electronic desk to us when you have finished your review and analysis of this information.

Please refer to the Rule 83 Request for Confidential Treatment that we have submitted with respect to the crude oil and natural gas reserves information being provided herewith.

Securities and Exchange Commission
September 15, 2011

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811.

Very truly yours,

/s/ Roland O. Burns
Roland O. Burns
Senior Vice President and Chief Financial Officer

RDS/
cc:    Jack E. Jacobsen
 Locke Lord Bissell & Liddell LLP